Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

March 23, 2020

VIA E-MAIL ATTACHMENT

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Sharing Economy International Inc.

Amendment No. 1 to Form 8-K filed February 10, 2020

File No. 001-34591

Dear Sir or Madam:

We submit the information in this letter, on behalf of our client, Sharing Economy International Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 13, 2020.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the Staff’s comments follow each staff comment.

Amendment No. 1 to Form 8-K filed February 10, 2020

Pro Forma Condensed Combined Financial Information

Note 3 - Pro Forma Adjustments, page F-4

1. We note your response to prior comment 2 and the revisions made to the Pro Forma Condensed Combined Financial Information. Please clarify how you are calculating the non-controlling shareholders interest. We refer you to ASC 805-20-30-1. In addition, expand the disclosure to show the allocation of the purchase price to the tangible and intangible assets acquired from Sharing Economy International (SEI). Also, for each class of intangibles acquired, disclose the related amortization period. We refer you to ASC 805-40-30-2, including Example 1 in paragraph 55-2. In this regard, we noted that you have not presented effects of the acquiring SEI.

Company response: The Company has previously made the calculation of non-controlling shareholders interest, in accordance with the underlying reference under ASC 805-40-30-2, Example 1(b) (Case B) in paragraph 55-2, which is found not appropriate to our reverse merger transaction.

Hence, the Company has re-measured the consideration transferred under ASC 805-40-30-2, Example 1: Reverse Acquisitions in paragraph 55-2 and Case A is considered more appropriate whereas all the shares of legal subsidiary are exchanged at the closing date.

The fair value of the consideration transferred is measured using the current market price of SEI’s shares equal to 9,278,106 shares of common stock issued outstanding at September 30, 2019 with a pre-share fair value of $0.25, totaling $2,319,527. A negative goodwill is calculated as the shortfall of the fair value of the consideration effectively transferred (the group interest in the Company) over the net amount of the Company’s recognized identifiable assets and liabilities, as follows:

		US$

Consideration effectively transferred		2,319,527
Net recognised values of SEI (Legal Parent) at 9/30/2019

Acquired Assets
Cash	187,745
Accounts receivable	475,942
Inventories	2,052,312
Note receivable	147,136
Deposit and prepayment	1,793,617
Assets of discontinued operation	205,657
Plant and equipment	6,045,537
Intangible assets	3,316,483
	14,224,429

Less:
Assumed Liabilities	(2,464,001)
Accounts payable	(91,084)
Bank acceptance note	(838,571)
Convertible note payable	(433,638)
Accrued expense	(57,889)
Tax payable	(1,745,444)
Amounts due to related paties	(1,673,821)
Short term bank loan	(258,974)
Liabilities of discontinued operation
	(7,563,422)	(6,661,007)
Bargain purchase gain (negative goodwill)		(4,341,480)

In accordance with ASC 805, “Business Combinations,” the excess of fair value of acquired net assets over purchase price (negative goodwill) of $4.3 million, was recognized as a gain in the period the reverse merger was completed.

The Company has expanded and disclosed the above to show the allocation of the purchase price to the tangible and intangible assets acquired from the Company.

The information above has been incorporated into the Company’s Pro Forma Condensed Combined Financial Information on Exhibit 99.1 to the Form 8-K.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo